SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PARANAENSE ENERGY COMPANY - COPEL

CNPJ No. 76.483.817/0001-20

OPEN COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

CERTIFICATE OF THE MINUTES OF THE 261ST

ORDINARY MEETING OF THE BOARD OF DIRECTORS

I certify, for all intents and purposes, that on April 16, 2025, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, who at the end sign, met to discuss the matters set forth in the agenda of this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, welcomed everyone and invited me, Karine Satie Yoshioka, to act as secretary for the meeting.

Among other matters, the Board of Directors has decided on:

1. Form 20-F - Mr. Felipe Guterres Ramella, Vice President of Finance and Investor Relations, accompanied by Mr. Luiz Henrique de Mello, Superintendent of Investor Relations, presented the Form 20-F 2025/2024 to be filed with the Securities and Exchange Commission - SEC and the Securities and Exchange Commission - CVM. He pointed out that the document contains information about: (I) risk factors, (II) the Company, (III) the model of the electrical sector, (IV) the administration (Executive and Boards), (V) distribution of dividends, (VI) internal controls, and (VII) accounting and financial data, among other information. Subsequently, Mr. Vicente Loiácono Neto, Director of Governance, Risk and Compliance, informed about the specific risk factors of Copel Distribuição S.A. Then, the members of the Statutory Audit Committee were heard, who recorded having discussed and approved the matter at their 314th Meeting, on April 15, 2025. After appreciating the information, discussing the matter, clarifications provided and considering the favorable recommendation of the Board of Directors, at their 2637th Meeting, of April 11, 2025, as well as the Statutory Audit Committee’s, as noted above, the Board of Directors, unanimously, decided to approve Form 20-F for the year ended December 31, 2024 in the terms presented and as recorded in the material provided, that remains under the custody of the Secretariat of Governance Bodies. -

2. Relevant Act or Fact and Securities Trading Information Disclosure Policy - Mr. Felipe Guterres Ramella, Vice President of Finance and Investor Relations, accompanied by Mr. Luiz Henrique de Mello, Superintendent of Investor Relations, presented the proposal to update the Relevant Act or Fact and Securities Trading Information Disclosure Policy, highlighting the main rules and definitions on the subject. He recorded that the document will be made available on the Company's Investor Relations website and filed with the Brazilian Securities and Exchange Commission - CVM. After discussing the matter and suggesting the relevant adjustments, considering the recommendation of the Board of Directors, at its 2637th Meeting, of April 11, 2025, the Board of Directors, unanimously, decided to approve the update of the Relevant Act or Fact and Securities Trading Information Disclosure Policy as presented and recorded in the material that remains under the custody of the Secretariat of Governance Bodies. ----------------------------------------

PARANAENSE ENERGY COMPANY - COPEL

CNPJ No. 76.483.817/0001-20

OPEN COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

3. Proposal to amend the Internal Rules of the Company's Boards and Committees - Mr. Vicente Loiácono Neto, Chief Governance, Risk and Compliance Officer, accompanied by Mr. Adilson Dvulathca, Governance and Corporate Manager, presented proposals to amend the Internal Regulations of the Board of Directors, Statutory Audit Committee, Investment and Innovation Committee, Sustainable Development Committee, People Committee and Cyber Security and Information Security Committee, in alignment with the statutory reform approved by the 211th Extraordinary General Meeting, of October 30, 2024, and market practices, as well as wording improvements and mere adaptations. Then, the members of the Sustainable Development Committee were heard, who recorded having discussed and approved the matter at their 48th Meeting, of April 14, 2025. After appreciating the information, discussing the matter, clarifications provided and considering the favorable recommendation of the Board of Directors, at their 2637th Meeting, of April 11, 2025, as well as the Sustainable Development Committee’s, as noted above, the Board of Directors, unanimously, decided to approve the proposals for reform of the Internal Regulations of the Company’s Boards and Committees as presented and as recorded in the material provided, that remains under the custody of the Secretariat of Governance Bodies. ---------------------

The other matters dealt with in this meeting were omitted in this certificate, due to legitimate caution, supported by the duty of secrecy of the Administration, according to the "caput" of article 155 of Law No. 6.404/76, given that they relate to interests merely internal to the Company, and therefore are outside the scope of the standard contained in § 1 of article 142 of the aforementioned Law.

Attendance: MARCEL MARTINS MALCZEWSKI (President); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCELO SOUZA MONTEIRO; MARCO ANTÔNIO BARBOSA CÂNDIDO; PEDRO FRANCO SALES; VIVIANE ISABELA DE OLIVEIRA MARTINS; and KARINE SATIE YOSHIOKA (Secretary).

KARINE SATIE YOSHIOKA

Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 28, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.